SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               Schedule 13E-3
                      RULE 13e-3 TRANSACTION STATEMENT
          Under Section 13(e) of the Securities Exchange Act of 1934

         Prometheus Income Partners, a California limited partnership
                              (Name of Issuer)

                         Prometheus Income Partners
                       Prometheus Development Co., Inc.
                         PIP Partners-General, LLC
                              PromHill, Inc.
                              The DNS Trust
                             Helen P. Diller
                            Sanford N. Diller
                    (Name of Person(s) Filing Statement)

                       Limited Partnership Interests
                     (Title of Class of Securities)

                              742941107
                 (CUSIP Number of Class of Securities)

                         David L. Gersh, Esq.
                 Paul, Hastings, Janofsky & Walker LLP
              555 So. Flower Street, Twenty-Third Floor
                    Los Angeles, California 90071
                          (213) 683-6000
  (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of Person(s) Filing Statement)

This Statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (240.14a-1 through 240.14b-2), Regulation 14C (240.14c-1 through 240.14c-101) or Rule 13e-3(c)
(240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").
b. [  ] The filing of a registration statement under the Securities
Act of 1933.
c. [  ] A tender offer.
d. [  ] None of the above.
       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[ X ]

                        Calculation of Filing Fee
          Transaction Valuation                 Amount of filing fee

        $1,200/Unit * 15,544 Units =           $18,652,800 * 0.0002 =

              $18,652,800                              $3,731

     [X] Check box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

Amount Previously Paid:    $3,731
Form or Registration No:   Schedule 14A
Filing Party:  Prometheus Development Company, Inc.
Date Filed:    June 27, 2000


     Introduction

     This Rule 13E-3 Transaction Statement (the "Statement") relates to the proposed merger of PIP Acquisition, LLC ("Acquisition") into Prometheus Income Partners, a California limited partnership (the "Partnership").

     The general partner of the Partnership is Prometheus
Development Co., Inc. (the "General Partner"), all of the equity of which is held by The DNS Trust.

     The holder of 100% of the member interest of Acquisition is PIP Partners - General, LLC ("PIP General"), 99% of the member interests of which are held by The DNS Trust, and 1% of the member interests of which are held by Jaclyn B. Safier. PromHill, Inc. ("PromHill") is the manager of PIP General. All of the equity of PromHill is held by The DNS Trust. Sanford N. Diller is the sole director and the President and Chief Financial Officer of PromHill. Vicki Mullins is a Vice President and Assistant Secretary and John Murphy is a Vice President and Assistant Secretary of PromHill.

     The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Solicitation Statement filed on June 27, 2000 by PIP General of the information required to be included in response to the items of this Statement. The information in the Proxy Solicitation Statement is hereby expressly incorporated by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Proxy Solicitation Statement to the information required to be included in response to the items of this Statement, as are the Appendices thereto. The Proxy Solicitation Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Proxy Solicitation Statement.

     Cross Reference Sheet

Item of Schedule 13E-3          Location in Proxy Solicitation Statement
                                pursuant to Schedule 14A

Item 1.  Summary Term           Highlights
Sheet

Item 2.  Subject
Company Information

(a)                             Summary - Parties to the Transaction;
                                Background - The Partnership; Background
                                - PIP General; Background - Acquisition

(b)                             Questions and Answers About the
                                Transaction; Summary - The Meeting; The Meeting

(c) Additional Information Concerning Units Background - The Partnership - Distributions; Background - The Partnership - The Partnership Agreement; Summary - Fairness - Positive Factors Considered

(e)                             Inapplicable

(f)                             Additional Information Concerning Units

Item 3. Identity and
Background of Filing
Person

(a)-(c)                         Summary - Parties to the Transaction; Background
                                - The Partnership; Background - PIP General;
                                Background - Acquisition; Background - The
                                Partnership - Executive Officers

Item 4.  Terms of the
Transaction

(a)-(c) Highlights; Summary - Effects of the Transactions; Summary - Structure of the Transaction; Summary - Fairness, Positive Factors Considered; Summary - The Meeting
                                - Record Date; Voting Power; Summary -
                                The Meeting - Quorum; Vote Required;
                                Summary - Accounting Treatment; Background -
                                Federal Income Tax Consequences

(d)                             Summary - Fairness - Negative Factors
                                Considered

(e)                             Where You Can Find More Information;
                                Other Matters; Highlights

(f)                             Inapplicable

Item 5.  Past Contacts,
Transactions,
Negotiations and
Agreements

(a)                             Additional Information Concerning Units

(b), (c)                        Background - The Partnership - Tender Offers

(e)                             Background - The Prom Transaction;
                                Determination of Purchase Price

Item 6.  Purposes of the
Transaction and Plans
or Proposals

(b)                             Inapplicable

(c)                             Background - Effects of the Transaction
                                on the Partnership

Item 7.  Purposes,
Alternatives, Reasons
and Effects

(a)                             Background - Reasons for the Merger

(b)                             Background - Alternatives to the Transaction

(c) Summary - Fairness - Positive Factors Considered; Background - Reasons for the Merger

(d)                             Background - Effects of the Transaction
                                on the Partnership; Background - Federal
                                Income Tax Consequences; Summary - Fairness

Item 8.  Fairness of the
Transaction

(a)-(e)                         Summary - Fairness

(f)                             Inapplicable

Item 9.  Reports,
Opinions, Appraisals
and Negotiations

(a)                             Summary - Fairness - Negative Factors
                                Considered; Background - The Prom
                                Transaction; Determination of Purchase Price

(b), (c)                        Inapplicable

Item 10.  Source and
Amounts of Funds or
Other Consideration

(a) - (d)                       Summary - Consideration and Financing;
                                The Meeting -Solicitation of Proxies

Item 11.  Interest in
Securities of the
Subject Company

(a)                            Additional Information Concerning Units;
                               Principal Holders of Units; Summary -
                               Structure of the Transaction; Background
                               - The Partnership - Principal Unitholders

(b) Background - The Partnership - Recent Transactions; Background - The Prom Transaction - Determination of Purchase
                               Price; Additional Information Concerning Units

Item 12.  The
Solicitation or
Recommendation

(d), (e)                       Inapplicable

Item 13.  Financial
Statements

(a)                            Selected Financial Data of the
                               Partnership; Incorporation of Certain
                               Documents by Reference

(b)                            Inapplicable

Item 14.  Persons/Assets,
Retained, Employed,
Compensated or Used.

(a), (b)                       Summary - Consideration and Financing;
                               The Meeting - Solicitation of Proxies

Item 15.  Additional
Information.

(b)                            Proxy Statement in Its Entirety

Item 16.  Exhibits

(a), (d), (f), (g)             Proxy Statement in Its Entirety


     Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                               PROMETHEUS INCOME PARTNERS, a California limited partnership

                               By:  PROMETHEUS DEVELOPMENT CO., INC.,
                               a California corporation,
                               Its General Partner

                               By:/s/ John J. Murphy
                               Name:  John J. Murphy
                               Title: Vice President

                               PROMETHEUS DEVELOPMENT CO., INC., a
                               California corporation
                               By:/s/ John J. Murphy
                               Name:  John J. Murphy
                               Title: Vice President


                               PIP PARTNERS - GENERAL, LLC, a California limited liability company

                               By:  PROMHILL, INC., a California
                               corporation, Its Manager

                               By: /s/ Vicki R. Mullins
                               Name:   Vicki R. Mullins
                               Title:  Vice President


                               PROMHILL, INC., a California corporation

                               By: /s/ Vicki R. Mullins
                               Name:   Vicki R. Mullins
                               Title:  Vice President


                               The DNS Trust

                               By: /s/ Sanford N. Diller
                               Name:   Sanford N. Diller
                               Title:  Trustee

                               By: /s/ Helen P. Diller
                               Name:   Helen N. Diller
                               Title:  Trustee


                               SANFORD N. DILLER

                               By: /s/ Sanford N. Diller
                               Name:   Sanford N. Diller


                               HELEN P. DILLER

                               By:  /s/ Helen P. Diller
                                    Name:  Helen P. Diller